SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                              SCHEDULE 13G/A
                              (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
         RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 2)




                INSPIRE INSURANCE SOLUTIONS, INC.
   -----------------------------------------------------------
                        (Name of Issuer)


             Common Stock, par value $.01 per share
   -----------------------------------------------------------
                 (Title of Class of Securities)


                            457732105
   -----------------------------------------------------------
                         (CUSIP Number)


                         April 21, 1999
   -----------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /   /     Rule 13d-1(b)
     /   /     Rule 13d-1(c)
     / X /     Rule 13d-1(d)



CUSIP No. 457732105          13G/A


  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Millers American Group, Inc.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /  /
                                                         (b)  /  /

  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

   NUMBER       5     SOLE VOTING POWER           0
     OF
   SHARES       6     SHARED VOTING POWER         4,606,875**
BENEFICIALLY
  OWNED BY      7     SOLE DISPOSITIVE POWER      0
    EACH
  REPORTING     8     SHARED DISPOSITIVE POWER    4,606,875**
 PERSON WITH

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       4,606,875**

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (9) EXCLUDES CERTAIN SHARES*                /   /

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       24.0%**

 12    TYPE OF REPORTING PERSON*

       IC

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 4.


CUSIP No. 457732105          13G/A


  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Trilogy Holdings, Inc.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A      (a)  /  /
       GROUP*                                          (b)  /  /

  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Nevada

   NUMBER        5    SOLE VOTING POWER           0
     OF
   SHARES        6    SHARED VOTING POWER         4,606,875**
BENEFICIALLY
  OWNED BY       7    SOLE DISPOSITIVE POWER      0
    EACH
  REPORTING      8    SHARED DISPOSITIVE POWER    4,606,875**
 PERSON WITH

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       4,606,875**

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*                           /  /

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       24.0%**

 12    TYPE OF REPORTING PERSON*

       IC

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 4.


CUSIP No. 457732105          13G/A


  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       The Millers Insurance Company

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a)  /  /
       GROUP*                                         (b)  /  /

  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

   NUMBER        5    SOLE VOTING POWER           4,606,875
     OF
   SHARES        6    SHARED VOTING POWER         0**
BENEFICIALLY
  OWNED BY       7    SOLE DISPOSITIVE POWER      4,606,875
    EACH
  REPORTING      8    SHARED DISPOSITIVE POWER    0**
 PERSON WITH

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       4,606,875**

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*                           /  /

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       24.0%**

 12    TYPE OF REPORTING PERSON*

       IC

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 4.

                      AMENDMENT NO. 2 TO SCHEDULE 13G

     The Schedule 13G relating to the common stock of INSpire Insurance Solutions, Inc., a Texas corporation, filed with the Securities and Exchange Commission on February 17, 1998, by The Millers Mutual Fire Insurance Company, is hereby amended and restated in its entirety as set forth below.

ITEM 1(A)   NAME OF ISSUER.

            INSpire Insurance Solutions, Inc.

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            300 Burnett Street
            Fort Worth, Texas  76102-2799

ITEM 2(A)   NAME OF PERSON FILING.

            On April 21, 1999, The Millers Mutual Fire Insurance Company converted from a mutual insurance company to a stock insurance company and changed its name to "The Millers Insurance Company" ("Millers"). In connection with such conversion, Millers became a wholly-owned subsidiary of Trilogy Holdings, Inc. ("Trilogy"), which in turn is a wholly-owned subsidiary of Millers American Group, Inc. ("Millers American").

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

            777 Main Street, Suite 1000
            Fort Worth, Texas  76102-2799

ITEM 2(C)   CITIZENSHIP OR PLACE OF ORGANIZATION.

            Millers is organized under the laws of Texas as a stock insurance company organized under Chapter 2 of the Texas Insurance Code, the Texas Business Corporation Act, and
            Article 15.22 of the Texas Insurance Code. Millers American is organized under the laws of Texas as a corporation and incorporated under the Texas Business Corporation Act. Trilogy is organized under the laws of Nevada as a corporation and incorporated pursuant to Chapter 78 of the Nevada Revised Statutes.

ITEM 2(D)   TITLE OF CLASS OF SECURITIES.

            Common Stock, par value $.01 per share (the "Common Stock").

ITEM 2(E)   CUSIP NUMBER.

            457732105

ITEM 3      REPORTING PERSON.

            Inapplicable.

ITEM 4      OWNERSHIP.

            (a) Millers is the beneficial owner of 4,606,875 shares of Common Stock.
            (b) Millers is the beneficial owner of 24.0% of the outstanding shares of Common Stock.
            (c) Millers has the sole power to vote and dispose of the 4,606,875 shares of Common Stock beneficially owned by it.
            (d) However, since Millers is a wholly-owned subsidiary of Trilogy, Trilogy may direct the vote and disposition of the 4,606,875 shares of Common Stock owned by Millers.
            (e) Similarly, since Trilogy is a wholly-owned subsidiary of Millers American, Millers American may direct the vote and disposition of the 4,606,875 shares of Common Stock owned by Millers.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Inapplicable.

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
            PERSON.

            Inapplicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Inapplicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Inapplicable.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP.

            Inapplicable.

ITEM 10     CERTIFICATION.

            Inapplicable.

Exhibits    Exhibit 1
--------    ---------

            Joint Filing Agreement dated January 18, 2000 between Millers American, Trilogy and Millers.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  January 18, 2000


                              MILLERS AMERICAN GROUP, INC.


                              By:  /S/ JOY J. KELLER
                                   -------------------------------------
                                   Joy J. Keller
                                   Chief Financial Officer and Executive
                                   Vice President


                              TRILOGY HOLDINGS, INC.


                              By:  /S/ JOY J. KELLER
                                   -------------------------------------
                                   Joy J. Keller
                                   Chief Financial Officer and Executive
                                   Vice President


                              THE MILLERS INSURANCE COMPANY


                              By:  /S/ JOY J. KELLER
                                   -------------------------------------
                                   Joy J. Keller
                                   President